FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                              Date: September 11, 2008

11 September 2008

ISSUANCE OF SUBORDINATED NOTES

On 11 September 2008, HSBC Holdings plc issued GBP650,000,000 of 6.75 per cent
 Subordinated Notes 2028 (the "
New

Notes
").

Application has been made to list the New Notes on the London Stock Exchange.

Media enquiries to

Brendan McNamara
 on +44 (0)20 7991 0655
 or at brendan.mcnamara@hsbc.com

Note to Editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.